Exhibit 12.1
Nationstar Mortgage
DEFICIENCY OF EARNINGS TO FIXED CHARGES
$ in thousands

	July 11, 2006
	Through		Year Ended December 31,		Nine Months Ended September 30,
	December 31, 2006	2007	2008	2009	2009	2010
Earnings
Income from continuing operations	(60,258)	(284,478)	(157,610)	(80,877)	(85,234)	(7,409)
Interest expense	55,172	118,553	65,548	69,883	48,486	89,298
Portion of rent expense under long-term operating leases representative of an interest factor	5,137	11,341	4,707	3,548	2,018	2,452

Total earnings	51	(154,584)	(87,355)	(7,446)	(34,730)	84,341

Fixed charges

Interest expense	55,172	118,553	65,548	69,883	48,486	89,298
Portion of rent expense under long-term operating leases representative of an interest factor	5,137	11,341	4,707	3,548	2,018	2,452

Total fixed charges	60,309	129,894	70,255	73,431	50,504	91,750

Deficiency of earnings to fixed charges	(60,258)	(284,478)	(157,610)	(80,877)	(85,234)	(7,409)